November 8, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeff N. Kauten

Re:	Beamr Imaging Ltd. Amendment No. 5 to Registration Statement on Form F-1 Filed November 4, 2022 File No. 333-262904

Dear Mr. Kauten:

On behalf of Beamr Imaging Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 7, 2022, relating to the above referenced Registration Statement on Form F-1 (File No. 333-262904) filed by the Company on November 4, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 6 to the F-1 (“Amendment No. 6”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Registration Statement.

Amendment No. 5 to Form F-1

1.

We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock run-up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: In response to the Staff’s comment the Company respectfully notes that it has revised its disclosures on pages 5 and 41.

Please contact me at +972 (0) 3.636.6033 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form F-1.

Sincerely,

/s/ Gary Emmanuel

cc: Sharon Carmel, Chief Executive Officer Danny Sandler, Chief Financial Officer